LML PAYMENT SYSTEMS

news release

LML'S SUCCESSFUL ELECTRONIC CHECK RECOVERY PROGRAM ENCOURAGES NATIONAL RETAILER TO ADD AN ADDITIONAL 267 STORES, BRINGING TOTAL NUMBER OF STORES TO 1,027

Utilization of LML's Electronic Check Re-Presentment Program
Paying Dividends for National Retailer

VANCOUVER, BC, January 31, 2002 - LML Payment Systems Inc. (the "Corporation") (NASDAQ: LMLP) is pleased to announce that national retailer JCPenney has migrated an additional 267 stores to LML's electronic check re-presentment and recovery program, increasing total participation to 1,027 stores.

"We have been electronically re-presenting checks for many of our clients for some time now. We are happy to say that electronically re-presenting checks has resulted in recovery improvement, in some cases, of over 55% for large and small clients alike. In addition to improving check processing efficiencies, these programs allow our clients to benefit from improved check recovery cashflow. Our goal is to allow all of our clients to free up management time to focus on other consumer value-related issues that impact their customers. At the end of the day, the savings and efficiencies our clients receive regarding increased control over check recoveries are ultimately passed on to their customers," explained LML Payment Systems Corp.'s Executive Vice-President, Kat Frey.

Under the program, our clients instruct their depository banks to send all paper check returns to LML for electronic processing, and, if required, traditional recovery methods.

"As retailers experience the efficiencies and cost savings associated with electronic check re-presentment, we expect that the benefits of electronifying the paper check even earlier in the transaction process, such as at the point-of-sale, should be as overwhelming as they are obvious. While we see RCK programs as an intermediate step towards retailers realizing the full potential of electronic check processing, we believe these successful initiatives clearly demonstrate the ship is away from the dock regarding retailer adoption of the technology," said Patrick H. Gaines, LML's President and CEO.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including Electronic Check Conversion (whereby paper checks are converted into electronic transactions), electronic check verification, electronic check re-presentment (whereby returned paper checks are re-presented for payment electronically), and primary and secondary check collection to supermarkets, grocery stores, multilane retailers, convenience stores and other national, regional and local retailers. We also specialize in providing selective routing, including real-time monitoring of check, debit, credit and EBT transactions for authorization and settlement through our flagship transaction processing product REPS (Retail Electronic Payment System). The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,283,366 regarding corporate checks and electronic fund transfers (EFT), in addition to U.S. Patent No. 6,164,528 regarding Internet checking transactions, and U.S. Patent No. 5,484,988 which describes a "Checkwriting Point of Sale System" which, through a database and authorization system, provides and administers various electronic payment services for customers and businesses. Also included in our intellectual property estate is a recently received Notice of Allowance from the United States Patent and Trademark Office for a new patent based upon United States Patent Application Serial No. 09/851,609.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:
Patrick H. Gaines
President and CEO
(604) 689-4440
Investor Relations: (800) 888-2260